Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

January 5, 2015	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711
Mr. Arthur C. Sandel Special Counsel Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	www.mayerbrown.com

Re:	Nissan Auto Receivables 2011-B Owner Trust

Nissan Auto Receivables 2012-A Owner Trust

Nissan Auto Receivables 2012-B Owner Trust

Forms 10-K for Fiscal Year Ended March 31, 2014

Filed June 27, 2014

File Nos. 333-165171-03, 333-165171-04 and 333-

165171-05

Dear Mr. Sandel:

On behalf of Nissan Motor Acceptance Corporation (“NMAC”), as servicer for the transactions listed above, in response to the letter (the “Comment Letter”) dated December 17, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) to NMAC, we are submitting this response letter.

NMAC’s response to the Comment Letter is set forth below. For ease of reference, the Staff’s comment has been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to NMAC, in its capacity servicer for the above transactions under Regulation AB.

Exhibit 31 to Form 10-K

1.	We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. Specifically, in each case, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and should only state “Certification,” and the first paragraph replaces the word “report” with “annual report.” We issued similar comments in our letters dated July 18, 2013 related to Nissan Auto Receivables 2010-A Owner Trust and Nissan Master Owner Trust Receivables and, in response letters dated July 30, 2013, you confirmed that in future filings the certifications would conform to the specific form and content provided in Item 601(b)(31)(ii). Please confirm that, in future filings for these and any other transactions for which you act as servicer, the certifications you file will be revised to conform to the specific form and content provided in Item 601(b)(31)(ii).

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Mr. Arthur C. Sandel

Response:

We hereby confirm that in future filings for these and any other transactions for which we act as servicer, the certification will conform to the specific form and content provided in Item 601(b)(31)(ii).

We hereby acknowledge that:

•	NMAC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NMAC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mayer Brown LLP

Mr. Arthur C. Sandel

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776 or NMAC’s in-house counsel, David M. Lundeen, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Mark Kaczynski

David M. Lundeen